UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                            Advance Auto Parts, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                    Common Stock, par value $.0001 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   00751Y 106
            ---------------------------------------------------------
                                 (CUSIP Number)

                                December 31, 2003
            ---------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

      |_|   Rule 13d-1(b)

      |_|   Rule 13d-1(c)

      |X|   Rule 13d-1(d)

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* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Exchange Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 00751Y 106              SCHEDULE 13G                 Page 2 of 8 Pages
--------------------                                           -----------------
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1   NAMES OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

    Nicholas F. Taubman
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2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                         (a) |X|
                                                                         (b) |_|
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3   SEC USE ONLY


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4   CITIZENSHIP OR PLACE OF ORGANIZATION

    United States of America
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                  5    SOLE VOTING POWER

                       0
                  --------------------------------------------------------------
  NUMBER OF       6    SHARED VOTING POWER
    SHARES
 BENEFICIALLY          5,565,922(1)(See Item 4)
   OWNED BY       --------------------------------------------------------------
     EACH         7    SOLE DISPOSITIVE POWER
  REPORTING
    PERSON             1,797,464(2)(See Item 4)
     WITH         --------------------------------------------------------------
                  8    SHARED DISPOSITIVE POWER

                       0
--------------------------------------------------------------------------------
9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    5,565,922 (See Item 4)
--------------------------------------------------------------------------------
10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
    (SEE INSTRUCTIONS)
                                                                            |_|
--------------------------------------------------------------------------------
11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

    7.54% (See Item 4)
--------------------------------------------------------------------------------
12  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

    IN
--------------------------------------------------------------------------------

----------
(1) The Issuer declared a two-for-one split of its common stock payable to stockholders of record on December 11, 2003, which was distributed on January 2, 2004. The numbers represented in this table reflect the two-for-one split.

(2) The Reporting Person beneficially owned 898,732 shares of the Issuer's common stock as of December 31, 2003, but as a result of the Issuer's two-for-one stock split payable to stockholders of record on December 11, 2003, which was distributed on January 2, 2004, the Reporting Person as of January 2, 2004, beneficially owned 1,797,464 shares of the Issuer's common stock.

--------------------                                           -----------------
CUSIP No. 00751Y 106              SCHEDULE 13G                 Page 3 of 8 Pages
--------------------                                           -----------------
--------------------------------------------------------------------------------
1   NAMES OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

    The Arthur Taubman Trust dated July 13, 1964
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS
                                                                         (a) |X|
                                                                         (b) |_|
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   CITIZENSHIP OR PLACE OF ORGANIZATION

    South Dakota
--------------------------------------------------------------------------------
                  5    SOLE VOTING POWER

                       0
                  --------------------------------------------------------------
  NUMBER OF       6    SHARED VOTING POWER
    SHARES
 BENEFICIALLY          5,565,922(3) (See Item 4)
   OWNED BY       --------------------------------------------------------------
     EACH         7    SOLE DISPOSITIVE POWER
  REPORTING
    PERSON             1,297,266(4) (See Item 4)
     WITH         --------------------------------------------------------------
                  8    SHARED DISPOSITIVE POWER

                       0
--------------------------------------------------------------------------------
9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    5,565,922 (See Item 4)
--------------------------------------------------------------------------------
10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
    (SEE INSTRUCTIONS)
                                                                            |_|
--------------------------------------------------------------------------------
11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

    7.54% (See Item 4)
--------------------------------------------------------------------------------
12  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

    OO
--------------------------------------------------------------------------------

----------
(3) The Issuer declared a two-for-one split of its common stock payable to stockholders of record on December 11, 2003, which was distributed on January 2, 2004. The numbers represented in this table reflect the two-for-one split.

(4) The Reporting Person beneficially owned 648,633 shares of the Issuer's common stock as of December 31, 2003, but as a result of the Issuer's two-for-one stock split payable to stockholders of record on December 11, 2003, which was distributed on January 2, 2004, the Reporting Person as of January 2, 2004, beneficially owned 1,297,266 shares of the Issuer's common stock.

--------------------                                           -----------------
CUSIP No. 00751Y 106              SCHEDULE 13G                 Page 4 of 8 Pages
--------------------                                           -----------------

      This Amendment No. 1 amends the initial Schedule 13G ("Schedule 13G") filed on February 15, 2002 by the Filing Persons (as defined below in Item 2) relating to the common stock, par value $0.0001 per share, of Advance Auto Parts, Inc. Capitalized terms not otherwise defined have the meanings set forth in the Schedule 13G.

Item 1(a). Name of Issuer:

      The name of the issuer is Advance Auto Parts, Inc., a Delaware corporation (the "Issuer").

Item 1(b). Address of Issuer's Principal Executive Offices:

      The principal executive office and mailing address of the Issuer is 5673 Airport Road, Roanoke, Virginia 24012.

Item 2(a). Name of Person Filing:

      The names of the persons filing this statement are: Nicholas F. Taubman ("Taubman") and The Arthur Taubman Trust dated July 13, 1964 (the "Taubman Trust" and together with Taubman, the "Filing Persons").

Item 2(b). Address of Principal Business Office:

      Taubman's principal business address is 2965 Colonnade Drive, Suite 300, Roanoke, Virginia 24018. The Taubman Trust's principal business address is 605
S. Minnesota Avenue, Sioux Falls, South Dakota 57101.

Item 2(c). Citizenship:

      Taubman is a citizen of the United States of America. The Taubman Trust is a trust organized under the laws of the state of South Dakota.

Item 2(d). Title of Class of Securities:

      This Schedule 13G Amendment No. 1 relates to the Common Stock, $0.0001 par value per share of the Issuer (the "Common Stock").

Item 2(e). CUSIP Number:

      The CUSIP Number of the Common Stock is 00751Y 106.

Item 3. If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or
        (c), Check Whether the Person Filing is a:

      N/A

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CUSIP No. 00751Y 106              SCHEDULE 13G                 Page 5 of 8 Pages
--------------------                                           -----------------

Item 4. Ownership.

      The Filing Persons believe that there are 73,817,956 shares of Common Stock outstanding as of January 2, 2004. This number takes into account the Issuer's two-for-one split of the Common Stock payable to stockholders of record on December 11, 2003, which was distributed on January 2, 2004. Based on such number of outstanding shares, the Filing Persons report the following holdings of Common Stock and corresponding percentage interest of total shares outstanding:

      Taubman beneficially owns 1,797,464 shares of Common Stock or 2.43% of the outstanding class of Common Stock prior to the aggregation of the shares of Common Stock beneficially held by the other members of the group (as described below).

      The Taubman Trust beneficially owns 1,297,266 shares of Common Stock or 1.76% of the outstanding class of Common Stock prior to the aggregation of the shares of Common Stock beneficially held by the other members of the group (as described below).

      The Filing Persons, FS Equity Partners IV, L.P., a Delaware limited partnership ("FS Stockholder"), Peter J. Fontaine, an individual ("Fontaine"), Fontaine Industries Limited Partnership, a Nevada limited partnership ("Fontaine Partnership"), and the Peter J. Fontaine Revocable Trust, a Florida Revocable Trust (together with Fontaine and the Fontaine Partnership, the "Fontaine Parties") are parties to an Amendment No. 2 to Amended and Restated Stockholders Agreement dated as of February 6, 2002 ("Amendment No. 2"). Information regarding Amendment No. 1 to the Amended and Restated Stockholders Agreement dated November 28, 2001 ("Amendment No. 1") and the Amended and Restated Stockholders Agreement dated November 2, 1998 (the "Restated Stockholders Agreement" and together with Amendment No. 1 and Amendment No. 2, the "Amended Stockholders Agreement") were disclosed previously by the Filing Persons in their initial Schedule 13G report.

      As a result of the Amended Stockholders Agreement, the Filing Persons together with the FS Stockholder and the Fontaine Parties may be deemed to constitute a group within the meaning of Section 13(d)(3) of the Exchange Act, and the Filing Persons may be deemed to share beneficial ownership of the shares of Common Stock beneficially owned or deemed to be owned by the FS Stockholder and the Fontaine Parties (except, with respect to the Fontaine Parties, the 1,028 shares beneficially owned by Fontaine that are not subject to the Amended Stockholders Agreement). Under the Amended Stockholders Agreement, the Filing Persons may be deemed to share with the FS Stockholder and the Fontaine Parties the power to vote an aggregate of 5,565,922 shares of Common Stock. The Filing Persons have no pecuniary interest in the shares owned by the FS Stockholder and the Fontaine Parties.

      The Filing Persons believe that based on the assumption there are 73,817,956 shares of Common Stock outstanding and prior to the aggregation of the shares of Common Stock beneficially owned by the other members of the group, FS Stockholder beneficially owns 1,914,282 shares of Common Stock (2.59%).

      The Filing Persons believe that based on the assumptions there are 73,817,956 shares of Common Stock outstanding and prior to the aggregation of the shares of Common Stock beneficially owned by the other members of the group, the Fontaine Parties beneficially own 557,938 shares of Common Stock (0.76%), including 1,028 shares beneficially owned by Fontaine that are not subject to the Amended Stockholders Agreement.

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CUSIP No. 00751Y 106              SCHEDULE 13G                 Page 6 of 8 Pages
--------------------                                           -----------------

      Because the Filing Persons may be deemed to constitute a group within the meaning of Section 13(d)(3) of the Exchange Act with the FS Stockholder and the Fontaine Parties, the aggregate beneficial ownership of the Filing Persons is as follows:

            Taubman
            -------

            Sole Power to Vote                                 0

            Shared Power to Vote                       5,565,922

            Sole Power to Dispose                      1,797,464

            Shared Power to Dispose                            0

            Aggregate Amount Beneficially Owned        5,565,922

            Percentage of Class                             7.54%

            Taubman Trust
            -------------

            Sole Power to Vote                                 0

            Shared Power to Vote                       5,565,922

            Sole Power to Dispose                      1,297,266

            Shared Power to Dispose                            0

            Aggregate Amount Beneficially Owned        5,565,922

            Percentage of Class                             7.54%

Item 5. Ownership of Five Percent or Less of a Class.

      If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

      N/A

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

      N/A

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CUSIP No. 00751Y 106              SCHEDULE 13G                 Page 7 of 8 Pages
--------------------                                           -----------------

Item 8. Identification and Classification of Members of the Group.

      Please see Item 2 and Item 4.

Item 9. Notice of Dissolution of Group.

      N/A

Item 10. Certification.

      N/A

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CUSIP No. 00751Y 106              SCHEDULE 13G                 Page 8 of 8 Pages
--------------------                                           -----------------

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 1 to Schedule 13G is true, complete and correct.

Dated: February 11, 2004


                                        /s/ Nicholas F. Taubman
                                        ----------------------------------------
                                        Nicholas F. Taubman


                                        THE ARTHUR TAUBMAN TRUST
                                        DATED JULY 13, 1964


                                        /s/ Eugenia L. Taubman
                                        ----------------------------------------
                                        Eugenia L. Taubman
                                        Trustee